August 03, 2006
Via EDGAR (Correspondence), Fax and Courier
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

RE:	Alcatel
Form 20-F for the fiscal year ended December 31, 2005
Filed March 31, 2006
File No. 001-11130
Dear Mr. Spirgel:
I am writing to follow up on the comment made during the further conference call held today with Messrs. Olinger, Pacho and Washecka, related to our disclosure in note 1 (p) to our consolidated financial statements for the year ended December 31, 2005, which explains the components of our income (loss) from operating activities.
In response to that comment, we propose to amend further note 1 (p), so that it reads as follows:
“We have considered it relevant to the understanding of the company’s financial performance to present on the face of the income statement a subtotal inside the income (loss) from operating activities.
This subtotal, named “Income (loss) from operating activities before restructuring, share-based payment, impairment of capitalized development costs and gain (loss) on disposal of consolidated entities”, excludes those elements that have little predictive value due to their nature, frequency and/or materiality.
Those elements can be divided in two categories :
•	Elements that are both very infrequent and material, such as a major impairment of an asset (as the impairment of capitalized development costs accounted for in 2004 following our decision to stop a specific product line), a disposal of investments (as the capital gain related to the Space business accounted for in 2005) or the settlement of a litigation.

•	Elements that are by nature unpredictable in their amount and /or in their frequency, if they are material. We consider that materiality must be assessed not only by comparing the amount concerned with the income (loss) from operating activities of the period, but also in terms of changes in the item from one period to the other. It is for instance the case for our restructuring charges due to the dramatic changes from one period to the other. It is also the case for share-based payments, as their value is determined based, in part, upon the volatility and the price of the company’s shares and as, for example, in any given year we may make substantially increased share-based-payments in the context of the acquisition of a business, due to the fact that it is Alcatel’s practice to convert outstanding options of the acquired business into options for Alcatel shares.
Share-based payments were also isolated in 2005 and 2004 due to the fact that this type of expense was not yet recognized in other generally accepted accounting standards used by some of our main competitors. In view of the relative lack of materiality of these payments and the evolution of the other accounting standards towards the same principle as is applied under IFRS, we will not continue this presentation in the future, starting with the year 2006: share-based payments will no longer be isolated, but will be allocated by function.
Income (loss) from operating activities includes gross margin, administrative and selling expenses and research and development costs (see note 1f) and, in particular, pension costs (except for the financial component, see note 1k), employee profit sharing, fair value changes of derivative instruments related to commercial bids and capital gains (losses) from the disposal of intangible assets and property, plant and equipment, and all other operating expenses or income regardless of their predictive value in terms of nature, frequency and/or materiality.
Income (loss) from operating activities is calculated before financial income (loss), which includes the financial component of retirement expenses, financing costs and capital gains (losses) from disposal of financial assets (shares in a non-consolidated company or company consolidated under the equity method and other non-current financial assets, net), and before income tax, share in net income (losses) of equity affiliates and income (loss) from discontinued operations.”
We hope that this revised wording is satisfactory to the Staff.

Sincerely.
/s/ JEAN-PASCAL BEAUFRET
Jean-Pascal Beaufret
Chief Financial Officer

cc:	Carlos Pacho Senior Assistant Chief Accountant

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